Mail Stop 3561

June 1, 2009

<u>Via Fax & U.S. Mail</u>

Mr. David E. Fractor, Chief Financial Officer
iDcentrix, Inc.
444 N. Nash Street
El Segundo, California, 90245

> **Re: iDcentrix, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-51263**

Dear Mr. Fractor:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended January 31, 2009

Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1.   We note that you have classified the impairment of the sublicense as a component of other income (loss). Please revise to reflect this impairment charge as a component of your loss from operations. Refer to the guidance outlined in paragraph 25 of SFAS 144.

Note 1 – Description of the Business, page F-7

2.   Please clarify why, if the shares of iDcentrix were exchanged for shares of Sterling Gold on a one-for-one basis, iDcentrix was "deemed" to have issued an additional 13,480,000 shares of common stock to the shareholders of Sterling Gold. If the shares of iDcentrix were exchanged one-for-one with those of Sterling Gold, it is unclear why stock issued of 13,480,000 does not reconcile with the 18,762,000 shares issued per page 2 of your Form 10-K. If Sterling Gold exchanged 18,762,000 shares and IDCX exchanged 13,480,000 shares, it appears as though the exchange ratio was 1.3918 shares of Sterling Gold received for every 1 share of IDCX. Please clarify in your response and in your future disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. David E. Fractor, CFO
iDcentrix, Inc.
June 1, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief